UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OVERSTOCK.COM, INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

690370101
(CUSIP Number)

May 9, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Dorothy M. Byrne 2019 GRAT No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,619,651
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,619,651
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,651
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Article IV Trust u/a/d May 9, 2012 JB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 481
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 481
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Article IV Trust u/a/d May 9, 2012 CB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 481
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 481
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Article IV Trust u/a/d May 9, 2012 SB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 481
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 481
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Article IV Trust u/a/d May 9, 2012 MB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 481
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 481
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Snyder*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,621,575
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,621,575
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,575
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN
*Robert Snyder has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB.  Mr. Snyder has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

CUSIP No.	690370101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Daniel Mosley*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,621,575
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,621,575
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,575
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

 *Daniel Mosley has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB.  Mr. Mosley has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

Item 1.

(a) Name of Issuer:

Overstock.com, Inc.

(b) Address of Issuer’s Principal Executive Offices:

799 West Coliseum Way
Midvale, Utah 84047

Item 2.

(a) Name of Persons Filing:

Dorothy M. Byrne 2019 GRAT No. 1
Article IV Trust u/a/d May 9, 2012 JB
Article IV Trust u/a/d May 9, 2012 CB
Article IV Trust u/a/d May 9, 2012 SB
Article IV Trust u/a/d May 9, 2012 MB
Robert Snyder
Daniel Mosley

(b) Address of Principal Business Office or, if none, Residence for each of the reporting persons:

Dorothy M. Byrne 2019 GRAT No. 1 16 King Road P.O. Box 85 Etna, NH 03750

Article IV Trust u/a/d May 9, 2012 JB 16 King Road P.O. Box 85 Etna, NH 03750

Article IV Trust u/a/d May 9, 2012 CB 16 King Road P.O. Box 85 Etna, NH 03750

Article IV Trust u/a/d May 9, 2012 SB 16 King Road P.O. Box 85 Etna, NH 03750

Article IV Trust u/a/d May 9, 2012 MB 16 King Road P.O. Box 85 Etna, NH 03750

Robert Snyder 16 King Road P.O. Box 85 Etna, NH 03750

Daniel Mosley BDT & COMPANY, LLC 450 Park Avenue, Suite 2200 New York, NY 10022

(c) Citizenship:

Dorothy M. Byrne 2019 GRAT No. 1 - New York
Article IV Trust u/a/d May 9, 2012 JB - New York
Article IV Trust u/a/d May 9, 2012 CB - New York
Article IV Trust u/a/d May 9, 2012 SB - New York
Article IV Trust u/a/d May 9, 2012 MB - New York
Robert Snyder - United States
Daniel Mosley - United States

(d) Title of Class of Securities:

Common Shares

(e) CUSIP Number:

690370101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a).	Amount beneficially owned:

See Schedule A hereto.

(b).	Percent of Class:

See Schedule A hereto.

(c).	Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote:

See Schedule A hereto.

(ii).	Shared power to vote or to direct the vote:

See Schedule A hereto.

(iii).	Sole power to dispose or to direct the disposition of:

See Schedule A hereto.

(iv).	Shared power to dispose or to direct the disposition of:

See Schedule A hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Because of “at the market” public offerings by the Issuer of its Common Shares during the first quarter of 2019, the reporting persons now have or share voting or investment power over less than 5.0% of the outstanding Common Shares of the Issuer and this filing constitutes an exit filing.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Schedule A hereto.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2019

By:	/s/ Robert Snyder
Robert Snyder, individually and in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB

By:	/s/ Daniel Mosley
Daniel Mosley, individually and in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB

Schedule A

BENEFICIAL OWNERSHIP AND VOTING OF COMMON SHARES

The percentages of class represented shown in the foregoing Schedule 13G/A as beneficially owned by Dorothy M. Byrne 2019 GRAT No. 1,  Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB, Article IV Trust u/a/d May 9, 2012 MB, Robert Snyder and Daniel Mosley were calculated using 35,289,096 common shares of Overstock.com, Inc. (the “Company”) outstanding on August 2, 2019, as reported by the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2019, and were rounded to the nearest tenth.

The 1,619,651 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by the Dorothy M. Byrne 2019 GRAT No. 1 represent (a) 0 shares as to which the Dorothy M. Byrne 2019 GRAT No. 1 has sole dispositive and voting power, and (b) 1,619,651 shares as to which the Dorothy M. Byrne 2019 GRAT No. 1 has shared dispositive and voting power, which represents 4.6% of common shares of the Company.

The 481 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Article IV Trust u/a/d May 9, 2012 JB represent (a) 0 shares as to which the Article IV Trust u/a/d May 9, 2012 JB has sole dispositive and voting power, and (b) 481 shares as to which the Article IV Trust u/a/d May 9, 2012 JB has shared dispositive and voting power, which represents 0.0% of common shares of the Company.

The 481 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Article IV Trust u/a/d May 9, 2012 CB represent (a) 0 shares as to which the Article IV Trust u/a/d May 9, 2012 CB has sole dispositive and voting power, and (b) 481 shares as to which the Article IV Trust u/a/d May 9, 2012 CB has shared dispositive and voting power, which represents 0.0% of common shares of the Company.

The 481 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Article IV Trust u/a/d May 9, 2012 SB represent (a) 0 shares as to which the Article IV Trust u/a/d May 9, 2012 SB has sole dispositive and voting power, and (b) 481 shares as to which the Article IV Trust u/a/d May 9, 2012 SB has shared dispositive and voting power, which represents 0.0% of common shares of the Company.

The 481 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Article IV Trust u/a/d May 9, 2012 MB represent (a) 0 shares as to which the Article IV Trust u/a/d May 9, 2012 MB has sole dispositive and voting power, and (b) 481 shares as to which the Article IV Trust u/a/d May 9, 2012 MB has shared dispositive and voting power, which represents 0.0% of common shares of the Company.

The 1,621,575 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Robert Snyder represent (a) 0 shares as to which Robert Snyder has sole dispositive and voting power, and (b) 1,621,575 shares as to which Robert Snyder has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB, which represents 4.6% of common shares of the Company.  Mr. Snyder has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

The 1,621,575 common shares of the Company shown in the foregoing Schedule 13G/A as beneficially owned by Daniel Mosley represent (a) 0 shares as to which Daniel Mosley has sole dispositive and voting power, and (b) 1,621,575 shares as to which Daniel Mosley has shared dispositive and voting power solely in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB, which represents 4.6% of common shares of the Company.  Mr. Mosley has no pecuniary interest in any of the shares reported in the filing and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

Exhibit 1

JOINT FILING AGREEMENT

September 12, 2019

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the foregoing Schedule 13G/A dated September 12, 2019 (the “Schedule”), relating to the common shares of Overstock.com, Inc. (“Common Shares”), is being filed with the Securities and Exchange Commission on behalf of each of them.

The undersigned hereby further agree to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all amendments to the Schedule (“13G filings”) with respect to their respective ownership of Common Shares, and each of them mutually covenants to the others that they will fully cooperate with each other in the preparation and timely filing of all such 13G filings.

This Joint Filing Agreement may be signed in one or more counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first written above.

By:	/s/ Robert Snyder

Robert Snyder, individually and in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB

By:	/s/ Daniel Mosley

Daniel Mosley, individually and in his capacity as co-trustee of Dorothy M. Byrne 2019 GRAT No. 1, Article IV Trust u/a/d May 9, 2012 JB, Article IV Trust u/a/d May 9, 2012 CB, Article IV Trust u/a/d May 9, 2012 SB and Article IV Trust u/a/d May 9, 2012 MB